July 6, 2006

  Keith Moore
  Chairman
  DataLogic International, Inc.
  18301 Von Karman, Suite 250
  Irvine, CA 92612

  RE:  DataLogic International, Inc.
       -----------------------------

  Dear Keith,

  I hereby resign, effective immediately, as a director of DataLogic International, Inc. My resignation is not because of a disagreement with DataLogic on any matter relating to its operations, policies or practices.

  Sincerely,

  /s/ Walt Camping
  ______________________
  Walt Camping